UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Noble Corporation
(Name of Issuer)
Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)
G65431101
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65431101	13G

1	NAMES OF REPORTING PERSONS
King Street Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,286,905 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,286,905 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,905 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.12% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Consists of (i) 2,121,295 shares of Issuer’s Ordinary Shares, and (ii) 2,165,610 of Issuer’s Ordinary Shares issuable upon exercise of warrants of the Issuer.

(2)	Based upon 60,172,178 shares of Ordinary Shares reported to be outstanding as of September 30, 2021 as disclosed in the Issuer’s Form 10-Q filed with SEC on November 5, 2021.

CUSIP No. G65431101	13G

1	NAMES OF REPORTING PERSONS
King Street Capital Management GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,286,905 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,286,905 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,905 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.12% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Consists of (i) 2,121,295 shares of Issuer’s Ordinary Shares, and (ii) 2,165,610 of Issuer’s Ordinary Shares issuable upon exercise of warrants of the Issuer.

(2)	Based upon 60,172,178 shares of Ordinary Shares reported to be outstanding as of September 30, 2021 as disclosed in the Issuer’s Form 10-Q filed with SEC on November 5, 2021.

CUSIP No. G65431101	13G

1	NAMES OF REPORTING PERSONS
Brian J. Higgins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,286,905 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,286,905 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,286,905 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.12% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Consists of (i) 2,121,295 shares of Issuer’s Ordinary Shares, and (ii) 2,165,610 of Issuer’s Ordinary Shares issuable upon exercise of warrants of the Issuer.

(2)	Based upon 60,172,178 shares of Ordinary Shares reported to be outstanding as of September 30, 2021 as disclosed in the Issuer’s Form 10-Q filed with SEC on November 5, 2021.

Item 1. (a)	Name of Issuer

Noble Corporation (the “Issuer”).

Item 1. (b)	Address of Issuer’s Principal Executive Offices
13135 Dairy Ashford Suite 800 Sugar Land, TX 77478

Item 2. (a)	Name of Person Filing

This Schedule 13G is being jointly filed by King Street Capital Management, L.P. (“KSCM”), King Street Capital Management GP, L.L.C. (“KSCM GP”), and Brian J. Higgins. KSCM, KSCM GP and Mr. Higgins are collectively referred to herein as the “Reporting Persons”.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The principal business address of each of the Reporting Persons is:

299 Park Avenue, 40th Floor
New York, NY 10171

Item 2. (c)	Citizenship

KSCM is a limited partnership organized under the laws of the State of Delaware, U.S.A. KSCM GP is a limited liability company organized under the laws of the State of Delaware, U.S.A. Mr. Higgins is a United States citizen.
Item 2. (d)	Title of Class of Securities

Ordinary Shares, par value $0.01 per share (“Ordinary Shares”).

Item 2. (e)	CUSIP Number

G65431101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	⌧	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	⌧	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

KSCM. KSCM is a registered investment advisor. As of December 31, 2021, KSCM may be deemed to have beneficially owned, and to share voting and dispositive power over, a total of 4,286,905 shares of Ordinary Shares, consisting of (i) 2,121,295 shares of Issuer’s ordinary stock, and (ii) 2,165,610 shares of Issuer’s ordinary stock issuable upon exercise of warrants of the Issuer, and representing 7.12% of the total outstanding Ordinary Shares.

KSCM GP. KSCM GP is the sole general partner of KSCM. By virtue of its relationship with KSCM, as of December 31, 2021, KSCM GP may be deemed to have beneficially owned, and to share voting and dispositive power over, the 4,286,905 shares of Ordinary Shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2021.

Brian J. Higgins. Mr. Higgins is a managing member of KSCM GP. By virtue of his relationship with KSCM GP, as of December 31, 2021, Mr. Higgins may be deemed to have beneficially owned, and to share voting and dispositive power over, the 4,286,905 shares of Ordinary Shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2021.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of KSCM, KSCM GP, or Mr. Higgins that it or he is the beneficial owner of any of the shares of Ordinary Shares reported under this Schedule 13G, either for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

The share numbers referenced above are as of December 31, 2021. The percentages of the outstanding shares of Ordinary Shares referenced above were calculated based on 60,172,178 Ordinary Shares reported to be outstanding as of September 30, 2021 as disclosed in the Noble Corporation Form 10-Q filed with Securities and Exchange Commission on November 5, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

KSCM, a registered investment advisor, is the investment manager of various fund entities. As investment manager, KSCM has sole voting and dispositive power over the Ordinary Shares reported hereunder. KSCM GP is the sole general partner of KSCM and Mr. Higgins is the managing member of KSCM GP.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2022

KING STREET CAPITAL MANAGEMENT, L.P.
By: King Street Capital Management GP, L.L.C.
Its General Partner

By:	/s/ Brian J. Higgins
Name: Brian J. Higgins
Title: Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C.

By:	/s/ Brian J. Higgins
Name: Brian J. Higgins
Title: Managing Member

/s/ Brian J. Higgins
BRIAN J. HIGGINS

EXHIBIT A

The undersigned King Street Capital Management, L.P., King Street Capital Management GP, L.L.C., and Brian J. Higgins hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 11, 2022

KING STREET CAPITAL MANAGEMENT, L.P.
By: King Street Capital Management GP, L.L.C.
Its General Partner

By:	/s/ Brian J. Higgins
Name: Brian J. Higgins
Title: Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C.

By:	/s/ Brian J. Higgins
Name: Brian J. Higgins
Title: Managing Member

/s/ Brian J. Higgins
BRIAN J. HIGGINS